EXHIBIT (a)(5)(E)

NEWS RELEASE

July 25, 2011

NCR Commences Tender Offer for All Outstanding Shares of Radiant Systems

Duluth, GA, July 25, 2011 – NCR Corporation (NYSE: NCR) today announced that its wholly-owned subsidiary, Ranger Acquisition Corporation, has commenced the previously-announced tender offer to acquire all of the outstanding shares of common stock of Radiant Systems, Inc. (NASDAQ: RADS) for $28.00 per share, net to the seller in cash, without interest and less applicable withholding taxes.

The tender offer is being made in connection with the previously-announced merger agreement, dated July 11, 2011, by and among NCR, Ranger Acquisition Corporation and Radiant. The boards of directors of NCR and Radiant each approved the terms of the merger agreement. The board of directors of Radiant recommends that Radiant shareholders tender their shares in the tender offer.

The tender offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, at the end of the day on Friday, August 19, 2011, unless the tender offer is extended in accordance with the terms of the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission.

The tender offer requires that at least a majority of the outstanding shares of Radiant Systems common stock on a fully diluted basis be validly tendered, and not withdrawn prior to the expiration of the offer, in addition to regulatory approval and other customary closing conditions. There is no financing condition to the tender offer.

J.P. Morgan Securities LLC is the dealer manager and Georgeson, Inc. is the information agent for the tender offer.

Additional Information and Where to Find it

This press release (this “Statement”) relates to a tender offer by Ranger Acquisition Corporation (“Purchaser”), a wholly-owned subsidiary of NCR Corporation (“NCR”), for all shares of outstanding common stock of Radiant Systems, Inc. (“Radiant Systems”).

This Statement is neither an offer to purchase nor a solicitation of an offer to sell any shares of Radiant Systems. NCR and Purchaser will be filing today a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer with the U.S. Securities and Exchange Commission (“SEC”) on, and Radiant Systems will be filing today a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer with the SEC. NCR and Radiant Systems intend to mail these documents to the shareholders of Radiant Systems.

These documents contain important information about the tender offer and shareholders of Radiant Systems are urged to read them carefully when they become available.

Investors and shareholders of Radiant Systems will be able to obtain a free copy of these documents filed by NCR and Radiant Systems with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and related materials may be obtained for free by directing such requests to NCR Investor Relations at 678-808-5905 or NCR, Attention: Investor Relations, 3097 Satellite Boulevard, Duluth, GA 30096. Investors and shareholders of Radiant Systems may obtain a free copy of the solicitation/recommendation statement and other documents from Radiant Systems by directing requests to Radiant Systems Investor Relations at 770-576-6811 or Radiant Systems, Inc. at 3925 Brookside Parkway, Alpharetta, GA 30022, Attn: Investor Relations Director.

Forward-looking Statements

This press release contains “forward-looking statements” related to the acquisition of Radiant by NCR that are not historical facts. NCR has identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties related to the acquisition of Radiant by NCR that could cause results to differ from expectations include: uncertainties as to the timing of the transaction; uncertainties as to how many of Radiant’s shareholders will tender their shares in the tender offer; the possibility that various closing conditions for the transaction may not be satisfied or waived; and the risk associated with shareholder litigation in connection with the transaction. NCR undertakes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this press release are qualified in their entirety by this cautionary statement.

About NCR Corporation

NCR Corporation (NYSE: NCR) is a global technology company leading how the world connects, interacts and transacts with business. NCR’s assisted- and self-service solutions and comprehensive support services address the needs of retail, financial, travel, healthcare, hospitality, entertainment, gaming, public sector, telecom carrier and equipment organizations in more than 100 countries. NCR (www.ncr.com) is headquartered in Duluth, Georgia.

NCR is a trademark of NCR Corporation in the United States and other countries.

Contacts:

NCR Media Relations

Richard Maton, 770-623-7874

richard.maton@ncr.com

NCR Media Relations

Cameron Smith, 770-623-7998

cameron.smith@ncr.com

NCR Investor Relations

Gavin Bell, 212-589-8468

gavin.bell@ncr.com

Radiant Systems Media and Investor Relations

Karen Leytze, 770-576-6811

Karen.leytze@RadiantSystems.com